SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 5 July 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

EXHIBIT 1.1 Transaction in Own Shares dated 3 June 2010
EXHIBIT 1.2 Director/PDMR Shareholding dated 10 June 2010
EXHIBIT 1.3 Director/PDMR Shareholding dated 23 June 2010

EXHIBIT 1.4 Total Voting Rights dated 30 June 2010

EXHIBIT 1.1

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  3 June 2010

BP p.l.c. announces that on 1 June 2010 it transferred to participants in its employee share schemes 8,927 ordinary shares at prices between 420.00 pence and 500.00  pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,858,384,188 ordinary shares in Treasury, and has 18,788,709,278 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 1.2

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  10 June 2010

BP p.l.c. was advised on 10 June 2010 by Computershare Plan Managers that on 10 June 2010 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £3.9155 per share through participation in the BP Sharematch UK Plan
:-
Directors

Dr A.B. Hayward          83 shares
Mr I.C. Conn                 83 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                 80 shares
Mr S. Westwell             80 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

EXHIBIT 1.3

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  23 June 2010

BP p.l.c. were informed on 23 June 2010, by Computershare Plan Managers, that 146,196 restricted share units previously granted to Mr R Bondy (a person discharging managerial responsibility) under the BP Restricted Share Plan vested on 18 June 2010.  Of the 146,196 BP ordinary shares released (ISIN number GB0007980591), 74,560 shares were deducted for tax purposes at a price of £3.70 with the remaining 71,636 shares being retained by Mr Bondy.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

EXHIBIT 1.4

BP p.l.c. -  Total Voting Rights
BP p.l.c. -  30 June 2010

BP p.l.c.

Voting Rights and Capital - Transparency Directive Disclosure

London 30 June 2010

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,789,561,052 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,794,643,552. This figure excludes (i) 1,857,539,914 ordinary shares which have been bought back and held in treasury by BP; and (ii) 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 5 July 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary